EXHIBIT 21.1
Subsidiaries of Registrant

Jurisdiction of
Name of Subsidiary	Incorporation	Names Under Which Subsidiary Does Business
Alexza UK Limited	United Kingdom	Alexza UK Limited
Alexza Singapore Pte. Ltd.	Singapore	Alexza Singapore Pte. Ltd.
Alexza Singapore Manufacturing Pte. Ltd.	Singapore	Alexza Singapore Manufacturing Pte. Ltd.
Symphony Allegro, Inc.	Delaware	Symphony Allegro, Inc.